October 31, 2016

By EDGAR

William H. Thompson
Accounting Branch Chief, Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:     Wayfair Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-36666

Dear Mr. Thompson:

This letter responds to the Securities and Exchange Commission's (the "Commission") letter dated October 19, 2016 relating to its staff's (the "Staff") review of Wayfair Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed by the Company on February 29, 2016 (the "Form 10-K").

For reference purposes, we include below the Staff's comments and provide the Company's corresponding response below each comment.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Marketable Securities, Page 54

1.
In future filings please disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined. Please refer to ASC 320-10-50-9b.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that in future filings it intends to include appropriate additional disclosure in accordance with ASC 320-10-50-9b regarding the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined.

Revenue Recognition, Page 57

2.
We note that other revenue includes product sales generated online through sites operated by third parties. However, your disclosure does not describe your revenue recognition policy for products sold through third party sites. Please tell us whether you recognize product sales from third party sites on a gross or net basis and your basis therefor citing the indicators of gross and net reporting in ASC 605-45-45. In addition, please revise your disclosure in future filings to disclose or clarify your revenue recognition policy for products sold through third party sites.

Response: The Company recognizes product sales through sites operated by third parties on a gross basis in accordance with ASC 605-45-45. The Company recognizes revenue only when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. The Company recognizes net revenue from sales of its products through sites operated by third parties upon delivery to the customer. The Company records product revenue at the gross amount as the Company is the primary obligor with the customer and provides the primary customer service for all products sold through sites operated by third parties, has latitude in establishing price and selecting products sold through sites operated by third parties, has discretion in selecting suppliers of products sold through sites operated by third parties, maintains inventory risk from shipment through delivery date and upon accepting returns, and has credit risk. Net revenue includes shipping costs charged to the customer and is recorded net of taxes collected from customers, which are remitted to governmental authorities. Cash discounts, returns and rebates are deducted from gross revenue in determining net revenue. In addition, the Company defers revenue when cash is collected from its customer prior to the satisfaction of the revenue recognition criteria.

The Company advises the Staff that in future filings it intends to clarify its revenue recognition policy for products sold through third party sites.

Exhibits 31.1 and 31.2

3.
The certifications do not include paragraph 4(b) referring to internal control over financial reporting as described at Item 601(b)(31) of Regulation S-K. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016. Please file amendments to include paragraph 4(b). The amendments can be limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that it inadvertently omitted certain statements from the certifications filed as Exhibit 31.1 and 31.2 to the Form 10-K for the fiscal year ended December 31, 2015 (the "Form 10-K") and the Form 10-Qs for the quarterly periods ended March 31, 2016 and June 30, 2016 (the "Form 10-Qs"). As requested by the Staff, the Company has filed an abbreviated amendment to each of the Form 10-K and Form 10-Qs (the "Amended Filings"). The Company further acknowledges that the certifications, in the form filed with the Amended Filings, were each true and correct as of the original filing date of the Form 10-K and Form 10-Qs, respectively.

Should you have any questions or further comments regarding this matter, please contact me at (617) 502-7939.

Sincerely,

/s/ MICHAEL FLEISHER

Michael Fleisher
Chief Financial Officer